UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC File Number
000-51474

CUSIP Number
74365B109

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

For period ended:  September 30, 2017

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

☐	Transition Report on Form N-SAR

For the transition period ended:  __________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I—REGISTRANT INFORMATION

Protea Biosciences Group, Inc.

Full Name of Registrant

1311 Pineview Drive, Suite 501

Address of Principal Executive Office (Street and Number)

Morgantown, WV 26505

City, State and Zip Code

PART II—RULE 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail the reason why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra sheets if needed)

As disclosed in the Registrant’s current reports on Form 8-K filed on October 26, 2017 and November 13, 2017, the Registrant is presently insolvent and seeking to reorganize a secured debt that matures on November 17, 2017. The Registrant will need significant new funding by November 17, 2017 in order to satisfy the secured debt and continue its operations. In the event the Registrant is not successful in finding new funding, the Registrant will likely seek to reorganize its debt through a voluntary Chapter 11 bankruptcy filing.

Due to the Registrant’s focus on resolving its financial situation, the Registrant has been unable to focus its attention on preparing its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2017 (the “Report”) and thus is unable to file the Report by the prescribed due date of November 14, 2017 without unreasonable effort or expense. As a result, the Registrant and its independent auditor need additional time to complete certain disclosures and analyses required to be included in the Report.

PART IV—OTHER INFORMATION

(1)	Name and telephone number of person to contact with regard to this notification.

David Halverson	(304)	292-2226
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes   ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes  ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

As disclosed above, there will likely be significant changes in the Company's revenues and operating expenses for the three months ended September 30, 2017 as compared to the three months ended September 30, 2016 and for the nine months ended September 30, 2017 as comparted to the nine months ended September 30, 2016. A reasonable estimate of such changes cannot be made at this time because the financial statements are still being compiled.

Protea Biosciences Group, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned heretofore duly authorized.

Date: November 14, 2017	By	/s/ David Halverson
Name: David Halverson
Title: President